Exhibit 99.1

IRONSOURCE LTD.

121 Menachem Begin Street, Tel Aviv 6701203, Israel

September 29, 2022

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

(AT WHICH THE CLASS AND COMBINED MEETINGS DESCRIBED BELOW WILL TAKE PLACE)

TO BE HELD ON OCTOBER 3, 2022

To the shareholders of ironSource Ltd.:

NOTICE IS HEREBY GIVEN that a special general meeting of shareholders, (which we refer to as the “ironSource special general meeting”, or the “ironSource meeting”) of ironSource Ltd. (referred to as “ironSource” or the “Company”), will be held on October 3, 2022 at 4:00 p.m (Israel time), at the Company’s executive offices at 121 Menachem Begin Street, Tel Aviv, Israel.

At the ironSource meeting, separate class meetings of holders of Class A ordinary shares, no par value, of the Company and holders of Class B ordinary shares, no par value, of the Company (which we refer to as “ironSource Class A ordinary shares” and “ironSource Class B ordinary shares,” respectively, and, collectively, as “ironSource ordinary shares”), respectively, as well as a combined meeting of holders of ironSource ordinary shares, will take place, at which shareholders will be asked to consider and vote on the following proposal:

To approve, pursuant to Section 320 of the Israeli Companies Law, 5759-1999 (which, together with the regulations promulgated thereunder, we refer to as the “Companies Law”), the merger contemplated by the Agreement and Plan of Merger, dated July 13, 2022 (which, as it may be amended from time to time, we refer to as the “merger agreement”), by and among ironSource, Unity Software Inc., a Delaware corporation (which we refer to as “Unity”) and Ursa Aroma Merger Subsidiary Ltd. (which we refer to as “Merger Sub”), a company formed under the laws of the State of Israel and a wholly owned subsidiary of Unity, including approval of: (i) the merger transaction pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into ironSource, with ironSource surviving and becoming a direct wholly owned subsidiary of Unity (which we refer to as the “merger”); (ii) the merger agreement; (iii) the consideration to be received by ironSource’s shareholders in the merger, other than holders of “Cancelled Shares”(as defined in the merger agreement), consisting of 0.1089 of a share of Unity common stock, par value $0.000005 per share (which we refer to as “Unity common stock”) subject to the withholding of any applicable taxes, each ironSource Class A ordinary share and each ironSource Class B ordinary share, held as of immediately prior to the effective time of the merger; and (iv) all other transactions and arrangements contemplated by the merger agreement. We refer to this proposal as the “ironSource merger proposal.”

A copy of the merger agreement was attached as Exhibit 99.1 to ironSource’s Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) that was furnished to the U.S. Securities and Exchange Commission (the “SEC”) on July 15, 2022.

In the foregoing combined class meeting, the participating ironSource Class A ordinary shares and ironSource Class B ordinary shares will be entitled to one vote and five votes, respectively, per share.

Unless explicitly described otherwise, when used in this notice, each of the terms “ironSource general meeting”, “ironSource Meeting” or “ironSource special general meeting” shall be deemed a reference to all of the class and combined meetings taking place on the same occasion as described above, collectively.

At each of the foregoing three meetings that are required for approval of the ironSource merger proposal, the fulfillment of the following conditions as part of the vote that is held will be required:

(i)	The majority vote must include a majority of shares voted in favor of the merger proposal that are not held by (a) Unity, Merger Sub or any person or entity holding, directly or indirectly, 25% or more of the voting power or the right to appoint the chief executive officer or 25% or more of the directors of Unity or Merger Sub, (b) a person or entity acting on behalf of Unity, Merger Sub or a person or entity described in clause (a) above, or (c) a family member of, or an entity controlled by, Unity, Merger Sub or any of the foregoing; and

(ii)	As required under Sections 270(4) and 275(a) of the Companies Law (due to a potential personal interest of certain shareholders of ironSource in the approval of the proposal by the respective class or combined classes of shares), the fulfillment of either of the following conditions as part of the vote that is held will be required:

●	the majority vote obtained in favor of the ironSource merger proposal also includes a majority of the shares held by shareholders who are not deemed to have a personal interest (as defined under the Companies Law) in the approval of the proposal that are voted at the applicable ironSource meeting, excluding abstentions and broker non-votes; or

●	the total number of shares held by such non-conflicted shareholders (as described in the immediately preceding bullet-point) voted against the ironSource merger proposal does not exceed 2% of the aggregate voting power in ironSource (on a per class or combined class basis).

Only holders of record of ironSource Class A ordinary shares and/or ironSource Class B ordinary shares at the close of business on September 2, 2022 (including shares held through a bank, broker or other nominee that is a shareholder of record of ironSource) are entitled to attend and vote at the ironSource special general meeting or any adjournment or postponement thereof.

Whether or not you plan to attend the ironSource special general meeting, it is important that your ironSource ordinary shares be represented and voted at the meeting. Accordingly, after reading this notice of special general meeting of shareholders and once we publish a proxy statement for the meeting, please complete and submit each proxy or voting instruction form that you receive as follows:

(i)	If you hold your shares in “street name” through a broker, bank or other nominee on the New York Stock Exchange, please vote in accordance with the instructions on the nominee’s voting instruction form(s), which may include instructions about voting by telephone or over the Internet (at www.proxyvote.com). If you hold your shares in “street name,” you may also vote your shares in person at the ironSource meeting, but you must obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the meeting, including a proof of ownership form as of the record date.

(ii)	If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card(s), once it/they become available, to grant your voting proxy or proxies directly to Mr. Tom Zuckerberg, ironSource’s Deputy General Counsel and Ms. Gilat Abraham, Company’s Head of Securities and Corporate Lawyer of ironSource, or to vote in person at the ironSource meeting. If you mail your proxy card(s) in the self-addressed, stamped envelope(s) to be enclosed with the proxy statement, it or they must be received by ironSource’s transfer agent not later than 11:59 p.m., Eastern Standard Time, on October 2, 2022, to be validly included in the applicable tallies of ironSource ordinary shares voted at the meeting. Alternatively, if you are delivering or mailing your proxy or proxies to ironSource’s offices in Israel (to the address given above), it or they must be received by 10:00 a.m. (Israel time), on October 3, 2022.

The Company intends to furnish a proxy statement for the meeting, which will describe, among other matters, the proposal to be voted upon at the ironSource meeting, the merger, the merger agreement, Unity and its business, and the Unity common stock to be received in the merger, along with the proxy card. The proxy statement and the proxy card and other related documents will be furnished to the SEC on Form 6-K.  Once available, such proxy statement, proxy card and other documents may be obtained for free from the SEC’s website at www.sec.gov or the Company’s website at ir@is.com or by calling +972-74-799-0001.

This communication is not a substitution for the proxy statement or for any other documents that ironSource may furnish to the SEC or send to shareholders in connection with the proposed merger.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FURNISHED TO THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

In accordance with, and subject to, the provisions of the Companies Law and the regulations promulgated thereunder, any ironSource shareholder possessing at least 1% of the outstanding voting rights of ironSource for any of the (x) ironSource Class A ordinary shares, as a separate class, (y) ironSource Class B ordinary shares, as a separate class, or (z) combined ironSource share capital (with ironSource Class A ordinary shares and ironSource Class B ordinary shares entitled to one vote and five votes, respectively, per share), as applicable, may submit to the Company a proposed additional agenda item for consideration at the applicable ironSource meeting no later than September 5, 2022, provided that such proposal is appropriate for consideration by ironSource’s shareholders at the meeting. Such proposal should be submitted in writing to the Company at the following address: ironSource Ltd., 121 Menachem Begin Street, Tel Aviv 6701203, Israel, Attn: Dalia Litay, General Counsel. If the ironSource board determines that a shareholder proposal has been duly and timely received and is appropriate for inclusion in the agenda of the meeting, ironSource will publish a revised agenda for the relevant general meeting in accordance with the provisions of the Companies Law and the regulations promulgated thereunder by way of furnishing a Report of Foreign Private Issuer on Form 6-K to the SEC; however, the record date for the meeting will not change as a result.

We currently know of no other business to be transacted at the ironSource special general meeting, other than as set forth above; but, if any other matter is properly presented at the meeting, the persons named in the proxy card will vote upon such matters in accordance with their best judgment.

OUR BOARD OF DIRECTORS (EXCLUDING DIRECTORS WHO MAY BE DEEMED TO HAVE A PERSONAL INTEREST IN THE MERGER, AS DEFINED UNDER THE COMPANIES LAW) UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE IRONSOURCE MERGER PROPOSAL.

Neither the SEC, nor any state securities commission has approved or disapproved the transactions contemplated hereunder or determined if the accompanying document is accurate or adequate. Any representation to the contrary is a criminal offense.

Sincerely,

Tomer Bar-Zeev

Chairman of the Board of Directors and Chief Executive Officer